FOR IMMEDIATE RELEASE

COURT UPHOLDS RULING IN APPLIED BIOSYSTEMS/MDS SCIEX

PATENT SUIT AGAINST MICROMASS

FOSTER CITY, CA and TORONTO, ON -- March 12, 2003 -- Applied Biosystems Group (NYSE:ABI), an Applera Corporation business, and MDS Inc. (TSE:MDS; NYSE:MDZ), together with their Applied Biosystems/MDS Sciex Instruments partnership, today announced that the U.S. Court of Appeals for the Federal Circuit upheld the judgment of the U.S. Court for the District of Delaware ruling in favor of Applied Biosystems and MDS Inc. in a patent infringement lawsuit against Micromass U.K. Ltd. and its U.S. subsidiary, Micromass, Inc., both divisions of Waters Corporation. Micromass was found to infringe U.S. Patent No. 4,963,736. The patent covers technology for triple quadrupole mass spectrometers. The court upheld both the injunction previously granted against the sale of infringing Micromass mass spectrometers and the damage award of US$52.6 million to Applied Biosystems and MDS Inc. The damages will be enhanced to include post-judgment interest.

"We are pleased that the court has upheld the original ruling," said Michael W. Hunkapiller, Ph.D., President of Applied Biosystems. "Our leadership in this technology area is the result of significant research and development investments over the last decade."

"Our scientific leadership in the area of analytical instruments is reinforced by this ruling," said John Rogers, President and CEO of MDS Inc. "We make significant investments in research and development and are pleased that the technologies we develop are well protected."

About Applera Corporation and Applied Biosystems

Applera Corporation comprises two operating groups. The Applied Biosystems Group develops and markets instrument-based systems, reagents, software, and contract services to the life science industry and research community. Customers use these tools to analyze nucleic acids (DNA and RNA), small molecules, and proteins to make scientific discoveries, develop new pharmaceuticals, and conduct standardized testing. Applied Biosystems is headquartered in Foster City, CA, and reported sales of $1.6 billion during fiscal 2002. The Celera Genomics Group (NYSE:CRA), located in Rockville, MD, and South San Francisco, CA, is engaged principally in integrating advanced technologies to discover and develop new therapeutics. Celera intends to leverage its proteomic, bioinformatic, and genomic capabilities to identify and validate drug targets, and to discover and develop new therapeutics. Its Celera Discovery System™ online platform, marketed exclusively through the Applied Biosystems Knowledge Business, is an integrated source of information based on the human genome and other biological and medical sources. Celera Diagnostics, a 50/50 joint venture between Applied Biosystems and Celera Genomics, is focused on discovery, development, and commercialization of novel diagnostic products. Information about Applera Corporation, including reports and other information filed by the company with the Securities and Exchange Commission, is available at http://www.applera.com, or by telephoning 800.762.6923. Information about Applied Biosystems is available at http://www.appliedbiosystems.com.

About MDS Sciex and MDS Inc.

MDS Sciex is the analytical instrumentation division of MDS Inc. (NYSE:MDZ; TSE:MDS) MDS Inc. is an international health and life sciences company with revenues of $1.8 billion in 2002. Its products and services include: laboratory testing, imaging agents for nuclear medicine testing, sterilization systems for medical and consumer products, research and clinical development services for planning and delivery of cancer treatment, analytical instruments to assist in the development of new drugs, and medical/surgical supplies. MDS employs more than 10,000 highly skilled people at its global operations on five continents. Detailed information about the company is available at the MDS Web site at http://www.mdsintl.com.

Contacts

Applied Biosystems Media Lori Murray 650.638.6130 murrayla@appliedbiosystems.com
Investors Linda Greub 650.554.2349 greublm@appliedbiosystems.com

European Media & Investors David Speechly, Ph.D. (+) 44 207.868.1642 speechdp@eur.appliedbiosystems.com	MDS Inc. Yvette Lokker 416.675.6777 ext. 2993 ylokker@mdsintl.com

Copyright© 2003. Applera Corporation. All rights reserved. Applied Biosystems is a registered trademark and Applera, Celera, Celera Diagnostics, Celera Discovery System, and Celera Genomics are trademarks of Applera Corporation or its subsidiaries in the U.S. and certain other countries.

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